FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 4, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 3, 2008

2.

Material Change Report dated September 4, 2008 (re: September 3/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 4, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Appointment of New Mine Manager at Molejon

Vancouver, BC - September 3, 2008:  Petaquilla Minerals Ltd. announced today that Ricardo V. Rojas has been appointed as the mine manager of its 100% owned Molejon gold mine in central Panama.  Mr. Rojas has numerous professional specializations including mine engineering and management of both open pit and underground operations. His knowledge and skills are the result of more than twenty-seven years of experience in gold, silver, copper, molybdenum, and iron mining as well as two advanced degrees in mining engineering and a Master’s degree in Business Administration (MBA).

For the past 27 years Mr. Rojas has led various operations, maintenance, engineering, and consulting groups, providing real solutions and improvements to mining activities.  He has demonstrated success in managing full project lifecycles, which resulted in remarkable savings to the companies he worked for.  His expertise includes strong hands-on technical skills with mine engineering, operation, maintenance, leaching, milling, and to a lesser extent mining finance.  He is highly skilled in planning and implementing mining procedures to maximize personnel and equipment utilization.  Mr. Rojas has proven his ability to manage the operating and capital budgeting as well as optimization of pit expansions, and scheduling programs.  We are very pleased to be able to bring to the Company an experienced and enthusiastic person such as Ricardo Rojas at this very exciting time in the Company’s development history.

The Company would also like to thank Mr. Gaston Araya for his effort and dedication in bringing the Molejon to its current stage of completion. Mr. Araya will be staying with the Company as a special advisor to the board. As such he will chair the advisory board consisting of himself, Mr. Marcel Salamin and Mr. John Resing. One of the areas of focus will be the future development of hydro electric power facilities in the 12-15 megawatt range in support of the Molejon gold mine.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.  Phone:
(604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street  Vancouver,
British Columbia   V6B 4M9

Item 2.

Date of Material Change

September 3, 2008

Item 3.

News Release

The  Company’s  news  release  dated  September  3,  2008,  was  disseminated  by  Marketwire,  Incorporated  on  September 3, 2008.

Item 4.

Summary of Material Change

The Company  announced that Ricardo V. Rojas has been appointed as the mine manager of its 100% owned  Molejon gold mine in central Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated  September 4, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Appointment of New Mine Manager at Molejon

Vancouver, BC - September 3, 2008:  Petaquilla Minerals Ltd. announced today that Ricardo V. Rojas has been appointed as the mine manager of its 100% owned Molejon gold mine in central Panama.  Mr. Rojas has numerous professional specializations including mine engineering and management of both open pit and underground operations. His knowledge and skills are the result of more than twenty-seven years of experience in gold, silver, copper, molybdenum, and iron mining as well as two advanced degrees in mining engineering and a Master’s degree in Business Administration (MBA).

For the past 27 years Mr. Rojas has led various operations, maintenance, engineering, and consulting groups, providing real solutions and improvements to mining activities.  He has demonstrated success in managing full project lifecycles, which resulted in remarkable savings to the companies he worked for.  His expertise includes strong hands-on technical skills with mine engineering, operation, maintenance, leaching, milling, and to a lesser extent mining finance.  He is highly skilled in planning and implementing mining procedures to maximize personnel and equipment utilization.  Mr. Rojas has proven his ability to manage the operating and capital budgeting as well as optimization of pit expansions, and scheduling programs.  We are very pleased to be able to bring to the Company an experienced and enthusiastic person such as Ricardo Rojas at this very exciting time in the Company’s development history.

The Company would also like to thank Mr. Gaston Araya for his effort and dedication in bringing the Molejon to its current stage of completion. Mr. Araya will be staying with the Company as a special advisor to the board. As such he will chair the advisory board consisting of himself, Mr. Marcel Salamin and Mr. John Resing. One of the areas of focus will be the future development of hydro electric power facilities in the 12-15 megawatt range in support of the Molejon gold mine.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.  Phone:
(604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.